Exhibit 4.4

SATELLOS BIOSCIENCE INC.

Management’s Discussion and Analysis

For the years ended December 31, 2024, and 2023

DATE OF REPORT: March 26, 2025

The following discussion is management’s assessment and analysis of the results of operations and financial conditions of Satellos Bioscience Inc. (the “Company” or “Satellos”) and should be read in conjunction with the accompanying consolidated financial statements and related notes thereto for the years ended December 31, 2024, and 2023.

All financial information in this Management’s Discussion and Analysis (“MD&A”) has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards) and all dollar amounts are expressed in thousands of Canadian dollars unless otherwise indicated.

FORWARD-LOOKING STATEMENTS

Certain statements and information in this MD&A contain “forward-looking information” and “forward-looking statements”, within the meaning of applicable Canadian securities laws (collectively herein referred to as “forward-looking statements”). These statements relate to future events or future performance and reflect the Company’s expectations and assumptions regarding the growth, results of operations, performance and business prospects and opportunities of the Company. These forward-looking statements are made as of the date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “expectation”, “anticipates”, “believes”, “intends”, “intention”, “estimates”, “predicts”, “continues”, “potential”, “targeted”, “plans”, “possible”, “goal”, “seek”, “project”, “future”, “likely” and similar expressions, or statements that events, conditions or results “will”, “may”, “could”, “would” or “should” occur or be achieved. Any forward-looking statements or statements of “belief”, including the statements made under “Risks and Uncertainties”, represent the Company’s estimates only as of the date of this MD&A and the documents incorporated by reference herein, respectively, and should not be relied upon as representing the Company’s estimates as of any subsequent date. Forward-looking statements are necessarily based on estimates and assumptions made by Satellos in light of its experience and perception of historical trends, current conditions and expected future developments, as well as factors that Satellos believes are appropriate. Forward-looking statements in this MD&A include, but are not limited to, statements relating to:

•	our belief that the Company will be successful in raising additional capital to continue as a going concern;

•	the expected research and development timelines, therapeutic benefits, effectiveness and safety of our product candidates;

•	our belief that the Company’s products and research and development efforts are targeting diseases and conditions with significant unmet medical treatment needs;

•	our belief that the Company has made, and will continue to make progress towards the achievement of certain milestones or objectives;

•	our expectation with respect to meeting milestones and the minimum amount of funds the Company expects to need to raise in order to achieve such milestones and garner additional funding;

•	the initiation, timing, cost, progress, outcomes, resource needs and success of our research and development activities, plans and programs;

•	our expectations regarding our ability to design, test and patent novel drug products suitable for advancement into Investigational New Drug (“IND”) enabling studies and clinical trials and the anticipated timelines surrounding such enabling studies;

•	our belief that we will not receive substantive comments on our IND applications;

•	our expectations that the Notch pathway and AAK1 drug target (both as further described herein) represent drug development opportunities similar or superior to modulation of the epidermal growth factor receptor signaling pathway;

•	our intentions of developing inhibitors to AAK1 (including but not limited to SAT-3247 and SAT- 3153) and in showing that such potential inhibitors have desirable effects in relevant models of Duchenne muscular dystrophy (“Duchenne”) and in other indications, such as other degenerative muscle diseases, muscle injury or trauma, or muscle regeneration generally;

•	our expectations that we will identify predictive biomarkers as discussed herein which will translate into or be useful in conducting human clinical trials;

•	our belief that the results of Satellos’ research and development activities, preclinical studies, safety studies or clinical trials have the potential to be commercially competitive with research and development activities, preclinical studies, safety studies or clinical trials conducted by other parties;

•	discoveries we have made in muscle stem cell regulation having the potential to represent insights into a potential root cause of degenerative muscle disorders which has previously not been recognized and which may be therapeutically relevant in the treatment of degenerative muscle disorders;

•	our belief that the Company’s technology can be commercialized, and that such commercialization could be done as effectively or more effectively than other technologies to treat degenerative muscle disorders and conditions or other medical disorders or conditions, or at all;

•	our ability to discover, optimize, select and advance into clinical development our therapeutic drug development candidates in a timely, cost-efficient and effective manner, or at all;

•	our ability to translate our discoveries in muscle stem cell regulation into safe and therapeutically effective drug products and the broad applicability of such products;

•	our ability to enter into research and/or commercial development collaborations or partnerships to successfully and profitably advance our drug development candidates;

•	our ability and that of our partners (if any) to advance identified drug development candidates into, and successfully complete, clinical trials;

•	our intention to identify and nominate one or more back-up drug candidates and the potential benefits of having such back-ups;

•	our plans to utilize and deploy MyoRegenXTM in our programs and our continued relationship with OHRI (as defined below);

•	our ability to develop the Company’s novel discoveries into viable therapeutic treatments suitable for clinical development, including, but not limited to, our ability to determine appropriate dosing regimens;

•	the ability of our products to effectively and safely treat Duchenne and other degenerative muscle disorders and conditions or other medical disorders or conditions and the applicability of our products to other disorders and conditions;

•	our expectations regarding future enrolment into clinical trials and the timing of future enrolment into clinical trials for our product candidates;

•	our belief that our approach may reduce the risk, time and cost of developing therapeutics by avoiding some of the uncertainty associated with certain research and preclinical stages of drug development;

•	our ability to establish and maintain relationships with collaborators with acceptable preclinical and/or clinical research and development capability, and regulatory and commercialization expertise to enable the development and future commercialization of our technology or products, and the benefits to be derived from such collaborative efforts;

•	our ability to enter into agreements or partnerships with pharmaceutical or biotechnology companies that have research and clinical development and/or sales and marketing capabilities and the expected benefits that could be derived therefrom;

•	our ability to generate and protect our potential intellectual property;

•	our ability to operate our business without infringing upon the intellectual property rights of others;

•	our ability to engage third party services with specialized domain expertise for the drafting and submitting of regulatory applications to conduct clinical trials in humans;

•	our ability to establish suitable CMC and GMP protocols as further described herein;

•	the manufacturing capacity of third-party manufacturers for our product candidates;

•	our expectations regarding federal, provincial and foreign regulatory requirements;

•	the timing of, and the costs of obtaining and maintaining, regulatory approvals in the United States, Canada and other jurisdictions;

•	our plans to meet with the United States Food and Drug Administration (the “FDA”), file an application to obtain drug designations and initiate studies;

•	the rate and degree of market acceptance and clinical utility of our future products, if any;

•	existing and future corporate alliances and licensing transactions with third parties, and the receipt and timing of any payments to be made by us or to us pursuant to such arrangements;

•	the implementation and execution of our commercial and operational strategy;

•	our ability to engage and retain the consultants or employees required to grow our business;

•	the potential revenue that may be generated from our products, pricing and reimbursement of the patient cost of our drug products by insurers or national health systems, as the case may be, in those jurisdictions where the Company intends to sell its drug products and our ability to achieve profitability;

•	developments relating to our competitors and our industry, including the success of competing therapies that are or become available;

•	the potential growth of the market and demand for our products as well as the estimated pricing and subsequent revenue generation of any potential therapeutics we discover;

•	our belief that any discoveries by the Rudnicki Lab (as defined below) have the potential to have a positive impact on Satellos and our work;

•	our future financial performance, including projected expenditures, future revenue, capital requirements and our needs for additional financing; and

•	general business and economic conditions and outlook including but not limited to foreign exchange rates and rates of inflation and the evolving regulatory or geo-political landscape.

Such forward-looking statements reflect our current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Satellos as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance, achievements, prospects or opportunities to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. In making the forward-looking statements included in this MD&A, the Company has made various material assumptions, including, but not limited to:

•	obtaining positive results from our research and development activities, including clinical trials;

•	our ability to obtain regulatory approvals;

•	assumptions regarding general business, market and economic conditions;

•	assumptions regarding the cost and timing of each study;

•	the Company’s ability to successfully advance its preclinical and clinical development programs and execute its plans substantially as currently envisioned;

•	the Company’s ability to identify and advance a suitable drug candidate;

•	assumptions related to the pricing and reimbursement of its drug products in jurisdictions in which the Company intends to sell its drug products;

•	the Company’s current positive relationships with third parties will be maintained and the potential to develop new partnerships;

•	our ability to continue to use existing licenses for the development of our product(s);

•	the availability (and sources) of financing on reasonable terms;

•	future expenditures to be incurred by the Company, including research and development and operating costs;

•	the Company’s ability to attract and retain skilled consultants and employees;

•	assumptions regarding market competition, market capture and pricing;

•	the products and technology offered by the Company’s competitors; and

•	the Company’s ability to protect patents and proprietary rights.

In evaluating forward-looking statements, current and prospective shareholders should specifically consider various factors, including the risks outlined under the headings “Foreign Currency Risk”, “Liquidity Risk”, “Credit Risk” and “Risks and Uncertainties” in this MD&A and the risks outlined in the Company’s annual information form for the year ended December 31, 2024 dated March 26, 2025 (the “AIF”). Certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to:

•	risks related to the early stage of our products;

•	uncertainties related to preclinical product development activities and clinical trial outcomes;

•	uncertainties related to current economic conditions;

•	risks related to rapid technological change;

•	uncertainties related to forecasts and timing of clinical trials and regulatory approval;

•	competition in the market for therapeutic products, including those to treat Duchenne and related diseases;

•	risks related to potential product liability claims;

•	availability of financing and access to capital and the risks associated with the Company’s ability to continue as a going concern;

•	market acceptance and commercialization of products;

•	the availability, costs and supply of materials;

•	risks related to the effective management of our growth;

•	risks related to the reliance on partnerships and licensing agreements;

•	risks related to our reliance on key personnel;

•	risks related to the regulatory approval process for the manufacture and sale of therapeutic products;

•	risks related to the reimbursement process in various jurisdictions where the Company plans to sell its drug products; and

•	our ability to secure and protect our intellectual property.

The Company cautions that the foregoing list of important factors and assumptions is not exhaustive. Although the Company has attempted to identify on a reasonable basis important factors and assumptions related to forward-looking statements, there can be no assurance that forward-looking statements will prove to be accurate, as events or circumstances or other factors could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Other than as specifically required by law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

NATURE OF BUSINESS AND OVERVIEW OF OPERATIONS

Overview of the Business

Satellos is a publicly traded (TSX: MSCL) biotechnology company dedicated to developing life-improving medicines to treat degenerative muscle diseases.

Satellos has incorporated breakthrough research in muscle stem cell polarity into a proprietary discovery platform, called MyoReGenXTM, to identify degenerative muscle diseases where deficits in this process affect muscle regeneration and are amenable to therapeutic intervention. With this platform, Satellos is building a pipeline of novel therapeutics to correct muscle stem cell polarity and promote the body’s innate muscle repair and regeneration process. The Company’s lead drug candidate is an oral, small molecule drug candidate in development as a potential disease-modifying treatment for Duchenne muscular dystrophy.

Satellos Bioscience Inc. was incorporated under the Canada Business Corporation Act (the “CBCA”) on July 27, 2012 (“Pre-Arrangement Satellos”). iCo Therapeutics Inc. (“iCo”) was incorporated under the Business Corporations Act (British Columbia) on April 20, 2006, and completed a reverse take-over transaction by way of statutory arrangement onto the TSX Venture Exchange (the “TSXV”).

On August 13, 2021, Pre-Arrangement Satellos and iCo completed a plan of arrangement (the “Arrangement”) under section 192 of the CBCA, pursuant to which, among other things, iCo acquired all of the issued and outstanding shares of Pre-Arrangement Satellos. Following the Arrangement, the common shares in the capital of the Company (the “Common Shares”) traded on the TSXV under the trading symbol “MSCL”. The Company commenced trading on the Toronto Stock Exchange (the "TSX") on February 15, 2024, under the symbol "MSCL", and was delisted from the TSXV effective as of the close of the market on February 14, 2024.

As at December 31, 2024, the Company had three wholly owned subsidiaries, Amphotericin B Technologies, Inc. (an entity incorporated under the Business Corporations Act (British Columbia)) (“Amp B”), Satellos Bioscience Australia Pty Ltd. (an entity incorporated under the laws of Australia) and Satellos Bioscience US, Inc. (incorporated under the laws of Delaware, USA).

The Company’s head office is located at Royal Bank Plaza, South Tower, 200 Bay St., Suite 2800, Toronto, Ontario, M5J 2J3, and the Company’s registered and records office is located at Royal Bank Plaza, South Tower, 200 Bay St., Suite 2800, Toronto, Ontario, M5J 2J3.

Achievements and Highlights in the Year Ended December 31, 2024

On January 23, 2024, the Company announced the departure of Alan Jacobs, M.D., as Chief Medical Officer and the appointment of Jordan Dubow, M.D. as Chief Medical Advisor.

On February 13, 2024, the Company announced positive preliminary data showing SAT-3247 can improve skeletal muscle function in a mouse model of facioscapulohumeral muscular dystrophy (“FSHD”). FSHD, an adult-onset muscular dystrophy that results in the progressive destruction of muscle tissue, is the third most common muscular dystrophy behind Duchenne (& Beckers) and myotonic dystrophy. In research conducted under a grant from the FSHD Canada Foundation, Satellos demonstrated that treatment with SAT-3247 successfully improved the phenotype of FSHD mice.

On February 14, 2024, the Company announced that it would commence trading on the TSX on February 15, 2024, under the symbol “MSCL”, and delist from the TSXV effective as of the close of the market on February 14, 2024.

On March 4, 2024, Satellos announced positive preclinical data presented at the Muscular Dystrophy Association Clinical and Scientific Conference showing that SAT-3247 can improve skeletal muscle function in multiple mouse models of muscle degeneration. We believe that the preclinical data presented show the broad potential of SAT-3247 to improve skeletal muscle function as has been demonstrated in three mouse models of muscle degeneration: the mdx model of Duchenne, the FLExDUX4 model of FSHD, and a muscle injury model in wildtype mice. In all instances, treatment with SAT-3247 over a three-to-four-week period resulted in a statistically significant improvement in muscle force versus animals receiving placebo.

During Q1, 2024, the Company engaged a contract research organization (“CRO”) to design and implement its planned Phase 1a clinical trial for SAT-3247, initiated requisite GLP toxicology studies in two species with SAT-3247 and carried out GMP manufacturing and tablet formulation of SAT-3247.

On May 28, 2024, Satellos announced the formation of a distinguished Clinical Advisory Board to support the advancement of SAT-3247 in clinical trial development for DMD.

On June 27, 2024, the Company announced that Frank Gleeson, Satellos CEO, would join leading members of the Duchenne medical and scientific community during a panel discussion at PPMD’s 30th Annual Conference being held from June 27–29, 2024 in Orlando, Florida.

On July 2, 2024, Satellos announced data in a canine model of DMD showing improved muscle repair and regeneration and improved muscle force from SAT-3247 treatment. After treatment with SAT-3247 the animals showed an increase in Regenerative Index (RI), a measure of the number of newly regenerated muscle fibers versus the number of damaged and dying muscle fibers, suggesting that muscle repair and regeneration is occurring. These results were further updated on August 12, 2024 and October 1, 2024,

On July 11, 2024, the Company announced submission of a clinical research proposal to a Human Research Ethics Committee (HREC) in Australia seeking regulatory authorization under their Therapeutic Goods Administration’s (TGA’s) Clinical Trial Notification (CTN) scheme to conduct a first-in-human Phase 1 clinical trial of SAT-3247. Satellos announced on August 19, 2024 that the HREC submission had been approved.

On August 8, 2024, Satellos announced that the FDA had granted Rare Pediatric Disease Designation to SAT- 3247 for the potential treatment of DMD after receiving Orphan Drug Designation earlier in 2024.

On September 19, 2024, Satellos announced that the first participant in the first-in-human Phase 1 clinical trial had been dosed.

The Phase 1 clinical trial is comprised of two components. In the first component, 72 healthy volunteers were enrolled in a blinded, randomized, placebo-controlled, staggered, parallel design study to assess the safety and pharmacokinetic properties of SAT-3247. Participants were randomized across five single-ascending dose (“SAD”) cohorts, four multiple-ascending dose (“MAD”) cohorts, and one food effect dose cohort. In the second component, which began on December 11, 2024, up to 10 adult volunteers with genetically confirmed DMD are being enrolled in a 28-day, open-label, single dose cohort to assess safety and pharmacokinetic properties in patients and explore potential pharmacodynamic markers.

On October 1, 2024, Satellos announced data to be presented at the 29th Annual Congress of the World Muscle Society taking place October 8-12, 2024, in Prague. The presentation provided an overview of key data collected during the open-label pilot study of SAT-3247 in a canine model of DMD. The data presented from the pilot study demonstrated that treatment of DMD Canines with SAT-3247 improved measures of strength to near normal levels.

On November 14, 2024, Satellos announced the appointment of Stephanie Brown to its Board of Directors. Ms. Brown brings over 30 years of biopharma industry experience, having held numerous executive roles contributing to groundbreaking achievements in product commercialization and organizational transformation.

On December 11, 2024, the Company announced that the first participant with DMD had been dosed in the Phase 1b safety and pharmacokinetics trial in DMD patients.

On December 20, 2024, Satellos announced that it had closed an equity offering, issuing a total of 63,285,000 equity securities for gross proceeds of $56,956 (US$40,000). Bloom Burton Securities Inc. acted as lead agent for the offering, together with a syndicate of agents including Canaccord Genuity Corp., Haywood Securities Inc. and Leede Financial Inc. Under the offering, subscribers either purchased Common Shares at $0.90 per share or pre-funded warrants of the Company (“Pre-Funded Warrants”) for $0.89999 per warrant. Investors purchased a total of 63,285,000 securities, consisting of 51,420,000 Common Shares and 11,865,000 Pre- Funded Warrants.

Subsequent to the year ended December 31, 2024, on February 10, 2025, the Company announced that the SAD, MAD and food effect dose cohorts of the Phase 1 clinical trial have been fully enrolled.

Also subsequent to the year ended December 31, 2024, on March 19, 2025, the Company announced initial Phase 1 data in an oral presentation at the 2025 Muscular Dystrophy Association (MDA) Clinical & Scientific Conference.

In the Phase 1a, designed to assess the safety and tolerability of SAT-3247, 72 healthy volunteers were randomized across five SAD cohorts (including one food effect cohort) with single oral doses of up to 400 mg, and four MAD cohorts with daily oral doses up to 240 mg/day for 7 days. As of February 20, 2025, data cut- off:

•	Phase 1a data showed that SAT-3247 was safe and well tolerated across all healthy volunteer cohorts. At predicted human efficacious dose levels, SAT-3247 did not display adverse clinical findings on any parameter measured, including clinical labs, vital signs, ECG’s, and physical exams. No moderate or greater drug-related adverse events were reported at any dose studied.

•	Phase 1a PK data demonstrated consistency with results from the Company’s preclinical studies. These PK results confirm post-dose plasma concentrations of SAT-3247 are sustained at levels and time courses, which findings suggest are most likely to yield a therapeutic effect on muscle regeneration and strength.

Satellos expects to report full Phase 1a and Phase 1b data in Q2 2025.

Description of Business Strategy and Programs

The Company’s primary goal is the development of disease modifying therapeutic drugs for the treatment of severe muscle conditions of unmet medical need. Our core technology is based on discoveries by the Company’s scientific founder and Chief Discovery Officer, Dr. Michael Rudnicki, into understanding and modulating muscle stem cell function and its role in muscle regeneration. Multiple peer reviewed publications from Dr. Rudnicki’s lab (the “Rudnicki Lab”) at the Ottawa Hospital Research Institute (the “OHRI”) have advanced the understanding of the identity and behavior of muscle stem cells including their role in health and disease. For instance, the Rudnicki Lab was the first to define so called muscle stem cells (a.k.a. ‘satellite stem cells’) and characterize a sub-population as bona fide multipotent stem cells capable of both self-renewal and regeneration (Source: Kuang et al., 2007, Cell). Dr. Rudnicki was also first to demonstrate that such stem cells exist as a special body of cells capable of regeneration, and subsequently elucidate their biological mechanism of action and identify means to modulate their activity. He further linked deficiencies in muscle stem cell function directly to the pathology of Duchenne as a potential causal factor in the progressive muscle destruction that occurs in this lethal disease (Source: Dumont et al., 2015, Nature Medicine). The basic principle governing how muscle stem cells functionally contribute to muscle regeneration and homeostasis is depicted below in Figure 1.

Figure 1: Muscle stem cells undergo symmetric or asymmetric divisions in response to injury stimuli. Muscle progenitor cells are generated to produce new muscle tissue or repair injured muscle.

Fundamentally, symmetric divisions result in two identical copies of the stem cell through the process of self- renewal. Asymmetric stem cell divisions, by contrast, result in one stem cell being produced and one daughter cell, committed to eventual differentiation, called a progenitor muscle cell. Progenitor muscle cells undergo normal mitosis to generate potentially thousands of cells that ultimately incorporate into functional muscle tissue. Findings from the research of Dr. Rudnicki have linked deficits in either symmetric or asymmetric division to multiple muscle wasting and degenerative diseases. Related to this research, the Company has licensed issued patents and pending patent applications from the OHRI pursuant to a license agreement (the “License Agreement”).

To advance and expand our therapeutic development programs for degenerative muscle conditions or disorders, Satellos employs a proprietary discovery platform developed by the Rudnicki laboratory at OHRI called, MyoReGenX™. An automated microscopy system, MyoReGenX™ recapitulates the muscle stem cell environment ex-vivo (i.e., outside the body) and enables Satellos to identify molecular regulators of stem cell polarity that are capable of rescuing the defective regeneration process by tracking, classifying and quantitating the divisions of individual muscle stem cells in response to stimuli such as drug candidates or small interfering ribonucleic acid (“siRNA”).

Lead Development Program: Duchenne

The Company’s first application of its technology (the “Lead Program”) is directed towards the discovery and development of a small molecule drug for the treatment of Duchenne, the most common fatal genetic disorder diagnosed in childhood affecting approximately one in 4,000 male births per year, worldwide. As depicted in the below graphic, early signs of motor impairment and delays in motor related milestones emerge in Duchenne between the ages of two to five years. Rapid disease progression and muscle weakening typically ensue, resulting in patients generally being wheelchair bound by the age of 12. By the third decade of life, these patients often experience respiratory distress and heart failure, the leading causes of death in Duchenne. There is no known cure for Duchenne.

Duchenne is caused by a change or mutation in the dystrophin gene that results in impairment to or loss of the dystrophin protein. Dr. Rudnicki demonstrated that muscle stem cells require the dystrophin protein to properly and efficiently divide in an asymmetric fashion to generate muscle progenitor cells and enable muscle regeneration. As a direct result of the loss of the dystrophin protein, their innate role in regenerating muscle is severely impaired (Source: Dumont et al. 2015, Nature Medicine.). These findings suggest that, in addition to its commonly recognized role in stabilizing muscle, the dystrophin protein has a second, previously unrecognized role as a signal transduction molecule. Consequently, Satellos’ therapeutic strategy is to restore this signaling role of dystrophin by drug treatment and reset the muscle regeneration process. We have identified a protein kinase drug target called AAK1 (further discussed in the below paragraph) which we believe from our scientific work, when inhibited by drug, has the capacity to compensate for the loss of the signaling role of the dystrophin protein.

Deploying MyoReGenX™ to build on the identification and discovery of this previously unreported signaling role of dystrophin, in collaboration with the Rudnicki lab, Satellos undertook a systematic assessment of molecular pathways for their potential to rescue asymmetric stem cell divisions. The Company then evaluated and prioritized these pathways and further evaluated potential drug targets therein based on their capacity to safely and effectively regulate muscle stem cell driven regeneration. From this exercise conducted over a multi- year period, the Company identified and selected a particular protein kinase in the molecular signaling pathway known as “Notch”. For reasons of competitive secrecy and confidentiality this protein kinase was previously codenamed as “K9” but, on November 13, 2023, was disclosed by the Company to be Adaptor Associated Kinase 1 (aka “AAK1”). We have shown in our preclinical studies in the mdx mouse model of Duchenne that modulating the Notch molecular signaling pathway via inhibition of AAK1 has the potential to impact muscle regeneration and increase muscle force and thus we believe represents a potential novel therapeutic approach for the treatment of Duchenne in humans.

Supporting our assertion that dysregulation of muscle stem cells is relevant to Duchenne pathogenesis, it was reported that amongst a large cohort of over 400 Duchenne patients – some of whom maintained ambulation for a decade or longer than the majority of their peers – genetic factors implicating effects on polarity and the regulation of muscle stem cell regeneration were identified within the ambulatory population (Source: Flanigan et al. European Journal of Human Genetics). In further independent case reports, which we also believe support our thesis, Drs. L. Kunkel and M. Zatz have postulated that random genetic mutations affecting Notch signaling may be responsible for the existence of Duchenne humans who exhibit a milder disease course and who have continued to ambulate into their twenties despite the complete absence of the dystrophin protein (Sources: Zatz et al., Neuromuscular Disorders, 11/2014; Kunkel and Zatz (unpublished). They also have previously associated Notch signaling with muscle regeneration as published in the journal Cell in 2015 by Vieira et al in a paper titled “Jagged 1 Rescues the Duchenne Muscular Dystrophy Phenotype”. The authors associated Jagged 1, a ligand (or binder/activator) of Notch signaling, with the process of regeneration and as explaining how two (2) Golden Retriever Muscular Dystrophy dogs were able to escape the Duchenne phenotype and live a normal life.

Satellos has generated Proof of Concept (“POC”) preclinical data in the Mdx mouse, a gold standard research model bearing the same genetic defect as patients with Duchenne, demonstrating that treatment of these research mice via the Notch pathway through inhibition of AAK1 with SAT-3247 has potential to restore the process by which stem cells enable ongoing muscle regeneration.

AAK1 Program in Duchenne

From preliminary experimental work by the Company, in which AAK1 was inhibited using genetic means, we demonstrated that modulation of Notch signaling in muscle stem cells via AAK1 inhibition could be achieved, leading to restoration of asymmetric divisions, muscle stem cell polarity and regeneration of skeletal muscle. Of interest to Satellos from a de-risking perspective, small molecule inhibitors of AAK1 have previously been described for non-muscle related disease indications by an independent 3rd party company and have demonstrated what appear to be acceptable safety profiles thus far in two Phase 1 and two Phase 2 human clinical trials spanning hundreds of patients (Lexicon Pharmaceuticals Inc. 2022 10K filing pages 5&6 filed March 2, 2023). Not only do we believe this provides some initial indications of the potential safety of AAK1 inhibition, but the existence of small molecule inhibitors of AAK1 indicated to the Company that (a) it may be possible to develop its own, proprietary small molecule inhibitors of AAK1 to suit its purpose as well as (b) it may also be able to quickly generate useful POC data.

The Company, in collaboration with the OHRI, filed patent applications to provide intellectual property protection for selected pathways, prospective drug targets and inhibitors related thereto. On June 29, 2022, the Company amended its License Agreement with OHRI to add a specific patent application related to Notch, AAK1 (previously described as K9) and inhibitors thereof for the purpose of regeneration. Furthermore, the Company has subsequently filed, in consultation with its IP counsel, for distinct patent protection of its novel small molecule inhibitors of AAK1, including but not limited to SAT-3247.

In the year ended December 31, 2024, Satellos advanced its AAKI inhibitor, SAT-3247, through IND enabling studies, GMP manufacturing and completed the Phase 1a clinical trial. Further details on the development history highlights of SAT-3247 are below.

On March 4, 2024, Satellos announced positive preclinical data presented at the Muscular Dystrophy Association Clinical and Scientific Conference showing that SAT-3247 can improve skeletal muscle function in multiple mouse models of muscle degeneration. The preclinical data presented show the broad potential of SAT-3247 to improve skeletal muscle function as has been demonstrated in three mouse models of muscle degeneration: mdx model of Duchenne, FLExDUX4 model of FSHD, and a muscle injury model in wildtype mice. In all instances, treatment with SAT-3247 over a three-to-four-week period resulted in a statistically significant improvement in muscle force versus animals receiving placebo.

On August 7, 2024, Satellos announced that the FDA had granted Rare Pediatric Disease Designation to SAT- 3247 for the potential treatment of DMD after receiving Orphan Drug Designation earlier this year. The FDA grants Orphan Drug Designation to support development of medicines for underserved patient populations, or rare disorders, that affect fewer than 200,000 people in the U.S. Orphan Drug Designation provides certain benefits, including the potential for a seven-year market exclusivity upon regulatory approval, exemption from FDA application fees, tax credits for qualified clinical trials, and a priority review voucher. The FDA grants Rare Pediatric Disease Designation for serious and life-threatening diseases that primarily affect children ages 18 years or younger and fewer than 200,000 people in the United States. The Rare Pediatric Disease Priority Review Voucher Program is intended to address the challenges that drug companies face when developing treatments for these unique patient populations. Under this program, a sponsor who receives an approval for a drug or biologic for a "rare pediatric disease" may be eligible for a voucher that can be redeemed to receive priority review of a subsequent marketing application for a different product or sold to another sponsor for priority review of their marketing application.

On July 11, 2024, the Company announced submission of a clinical research proposal to a Human Research Ethics Committee (HREC) in Australia seeking regulatory authorization under their Therapeutic Goods Administration’s (TGA’s) Clinical Trial Notification (CTN) scheme to conduct a first-in-human Phase 1 clinical trial of SAT-3247. Satellos announced on August 19, 2024 that the HREC submission had been approved and on September 19, 2024, Satellos announced that the first participant in the first-in-human Phase 1 clinical trial had been dosed.

The Phase 1 clinical trial is comprised of two components. In the first component, 72 healthy volunteers were enrolled in a blinded, randomized, placebo-controlled, staggered, parallel design study to assess the safety and pharmacokinetic properties of SAT-3247. Participants were randomized across five SAD cohorts, four MAD cohorts, and one food effect dose cohort. In the second component, 10 adult volunteers with genetically confirmed DMD will be enrolled in a 28-day, open-label, single dose cohort to assess safety and pharmacokinetic properties in patients and explore potential pharmacodynamic markers.

On October 1, 2024, Satellos announced data to be presented at the 29th Annual Congress of the World Muscle Society taking place October 8-12, 2024, in Prague. The presentation provided an overview of key data collected during the open-label pilot study of SAT-3247 in a canine model of DMD. The data presented from the pilot study demonstrates that treatment of two DMD Canines with SAT-3247 improved measures of strength to near normal levels. The data is described in detail above under ‘Achievements and Highlights in the year ended December 31, 2024’

Subsequent to the year ended December 31, 2024, on February 10, 2025, the Company announced that the SAD, MAD and food effect dose cohorts of the Phase 1 clinical trial have been fully enrolled.

Also subsequent to the year ended December 31, 2024, on March 19, 2025, the Company announced initial Phase 1 data in an oral presentation at the 2025 Muscular Dystrophy Association (MDA) Clinical & Scientific Conference.

In the Phase 1a, designed to assess the safety and tolerability of SAT-3247, 72 healthy volunteers were randomized across five single ascending dose (SAD) cohorts (including one food effect cohort) with single oral doses of up to 400 mg, and four MAD cohorts with daily oral doses up to 240 mg/day for 7 days. As of February 20, 2025, data cut-off:

•	Phase 1a data showed that SAT-3247 was safe and well tolerated across all healthy volunteer cohorts. At predicted human efficacious dose levels, SAT-3247 did not display adverse clinical findings on any parameter measured, including clinical labs, vital signs, ECG, and physical exam. No moderate or greater drug-related adverse events were reported at any dose studied.

•	Phase 1a PK data demonstrated consistency with results from the Company’s preclinical studies. These PK results confirm post-dose plasma concentrations of SAT-3247 are sustained at levels and time courses, which findings suggest are most likely to yield a therapeutic effect on muscle regeneration and strength.

Satellos expects to report full Phase 1a and Phase 1b data in Q2 2025.

Following the successful completion of the Phase 1 clinical study, Satellos plans to initiate a Phase 2 clinical trial in pediatric Duchenne patients in 2025 intended to demonstrate the potential for patient benefit from treatment with SAT-3247. Please refer to the section “Regulatory Process” in the Company’s AIF for further details on the clinical drug development process.

Follow-On Program

There are more than 30 types of muscular dystrophy that affect humans. Each of these dystrophies has different causes that manifest into conditions ranging in severity from benign, small impairments to motor function, to the full loss of ambulation, or even death. Satellos has conducted proof of concept preclinical studies in relevant animal disease models showing potential for benefit by restoring the muscle regeneration process in Lama-2 Related Muscular Dystrophy (prevalence estimates between one in 50,000 and one in 400,000 births), Collagen- VI Related Muscular Dystrophy (prevalence of severe form of the disease estimated to be one in 1,000,000 births) and FSHD (prevalence of 4 per 100,000 individuals). These represent potential follow-on disease indications or programs for Satellos to consider in the future. The Company also plans to evaluate additional dystrophies as part of its ongoing research and development efforts.

Legacy Asset

Through its business combination with iCo the Company acquired the iCo Portfolio including the Oral Amp B Delivery System, a patented oral transport technology licensed exclusively by iCo from the University of British Columbia (“UBC”) in 2008 (such license, the “UBC License Agreement”). Amp B was established as a wholly owned subsidiary of the Company as part of a renewed strategy to create value and attract partnerships and/or funding. The UBC License Agreement was assigned to Amp B with the consent of UBC. During the quarter ended September 30, 2024, the UBC License Agreement was mutually terminated.

On August 18, 2021, Satellos announced that Amp B had entered into a Joint Development Agreement (the “JDA”) with NW PharmaTech Limited (“NW PharmaTech”). The purpose of the JDA was to collaborate on the development of an oral formulation of cannabidiol to be targeted at the global market as an over-the-counter sleep aid. Effective February 4, 2022, pursuant to the JDA, Satellos and the UT entered into a Sponsored Research and Collaboration Agreement to develop Amp B Tech’s formulation technology for cannabidiol-based sleep aid products (the “UT SRA”). Effective October 3, 2023, pursuant to the JDA, Satellos and the University of Toronto (“UT”) entered into a second Sponsored Research and Collaboration Agreement to develop Amp B Tech’s formulation technology for cannabidiol-based products (the “UT SRA 2”).

On October 6, 2022, NW Micelle Therapeutics Inc. (“NWMT”) was established for the purpose of developing an oral formulation of cannabidiol technology for the treatment of insomnia and other indications relating to mental health (“Oral CBD”). NW PharmaTech holds 85% of the shares in NWMT and Amp B holds 15%. Amp B is entitled to a seat on the board of NWMT and receives certain anti-dilution protections. NW PharmaTech Ltd. (“NWPT”) obtained a call option to acquire Amp B from Satellos for US$3 million while Satellos received a put option to trigger a sale of Amp B to NWPT, also for US$3 million. On October 5, 2024, Satellos exercised its put option, however, NPWT did not fulfil their obligations under the terms of the agreement.

NWMT has agreed to reimburse Satellos for all amounts due to UT under the UT SRA and UT SRA 2, and Satellos has granted its rights under UT SRA and UT SRA 2 to NWMT.

The Company is no longer incurring development costs associated with the iCo Portfolio nor does it anticipate doing so in the future.

REVIEW OF FINANCIAL RESULTS

All tabular amounts below are presented in thousands of Canadian dollars, except for per share amounts.

The financial information reported herein was derived from the audited annual consolidated financial statements. Satellos’ functional and presentation currency is the Canadian dollar. Our financial results may be subject to fluctuations between the Canadian dollar and other international currencies, primarily the US dollar.

Selected Financial Information

	2024	2023	2022
	$	$	$
R&D expenses	19,603	8,817	3,734
G&A expenses	8,205	6,646	4,694
Other (income)/expense	291	426	2,889
Income tax expense	-	-	5
Net loss	(28,099)	(15,889)	(11,322)
Basic and diluted net loss per share	(0.25)	(0.18)	(0.32)
Total assets	73,017	44,298	6,199
Total non-current financial liabilities	-	-	-

We have not earned revenue in any of the previous fiscal years.

For the year ended December 31, 2024, we reported a net loss of $28,099 ($0.25 loss per share), compared to a net loss $15,889 ($0.18 loss per share) for the year ended December 31, 2023. The $12,210 increase in net loss for the year ended December 31, 2024, compared with the year ended December 31, 2023, was primarily a result of increased R&D expenses related to activities associated with SAT-3247, particularly clinical costs from the ongoing Phase 1 trial, and preclinical costs related to IND enabling and toxicology studies. In addition, during the year ended December 31, 2024, management determined that it was no longer likely that the sale of AmpB (and its component assets, OralTrans and the investment in NWMT) would be completed through the exercise of the Call Option or completion of the Put Option. As such, the Company recognized an impairment of $3,961 to fully write down the remaining carrying value of the intangible asset, investment in NWMT and the Call and Put Options.

The increase in R&D expenses of $5,083, for the year ended December 31, 2023 as compared to the year ended December 31, 2022, reflects the Company’s strategic focus on advancing its drug candidate through key development stages. During the year ended December 31, 2023, the Company advanced its focus on drug development, manufacturing, and preclinical studies, driving higher R&D expenses to support these activities. In contrast, a significant portion of R&D efforts were directed toward drug discovery in fiscal 2022. Other expense decreased by $2,463 for the year ended December 31, 2023, as compared to the year ended December 31, 2022 as the Company recognized an impairment loss of $2,886 for its AmpB technology in the prior year, partially offset by interest income and foreign exchange losses in the year ended December 31, 2023.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2024 AND 2023

Research and development (“R&D”) expenses:

	Year ended December 31, 2024	Year ended, December 31, 2023
	$	$
Salaries and management fees	3,676	2,173
Discovery expenses	955	1,141
Preclinical expenses	7,430	3,444
Chemistry, manufacturing and controls (“CMC”)	3,384	1,193
Clinical expenses	3,411	-
Stock-based compensation	747	866
Total research and development expenses	19,603	8,817

Research and development expenses increased by $10,786 to $19,603 for the year ended December 31, 2024, compared to $8,817 for the year ended December 31, 2023. Factors contributing to the increase in R&D expenses in the current year period are primarily the result of the following:

•	Salaries and management fees increased by $1,503 for the year ended December 31, 2024, compared with the prior year. The increase is related to higher headcount in 2024 as we expanded our team to add CMC expertise.

•	Preclinical expenses increased by $3,986. The increase related to preclinical and IND-enabling studies for SAT 3247 conducted during the year to support the regulatory filing approved in 2024 to conduct the Phase 1 clinical trial with SAT-3247 as well as long-term toxicology work to support later stage clinical development.

•	CMC expenses increased by $2,191 as compared to the prior year period. CMC activities relate to the process development and manufacturing of SAT-3247 for clinical use.

•	Clinical expenses increased by $3,411 for the year ended December 31, 2024. Clinical costs incurred in the year are associated with initiating and conducting the Phase 1 healthy volunteer clinical study for which the first participant was dosed in Q3 2024, Phase 1b component in adult DMD patients and initial work on the Phase 2 studies.

General and administrative:

	Year ended December 31, 2024	Year ended December 31, 2023
	$	$
Salaries and management fees	3,725	2,318
Professional fees	2,318	2,438
Other expenses	776	580
Stock-based compensation	1,366	1,303
Depreciation	20	7
Total general and administrative expenses	8,205	6,646

General and administrative expenses increased by $1,559 to $8,205 for the year ended December 31, 2024, as compared to $6,646 for the year ended December 31, 2023. Changes to the components for general and administrative expenses presented in the table above are primarily the result of the following:

•	Salaries and management fees increased by $1,407 primarily related to increased staffing required to support expanded operations and public company reporting requirements.

•	Other expenses increased by $196 primarily due to higher patient advocacy expenses, licence costs, and office related expenses associated with increased headcount and operations.

Other Income and expenses:

	Year ended December 31, 2024	Year ended December 31, 2023
	$	$
Finance income	1,371	1,333
Interest expense and loss on extinguishment of Debenture Units	-	(603)
Gain on derivative financial instruments	(2)	1
Impairment of AmpB assets	(3,961)	-
Foreign exchange gain (loss)	2,301	(1,157)
Total	(291)	(426)

Other income and expenses were a net expense of $291 in the period ended December 31, 2024 and a net expense of $426 in the comparative year. Changes to the components for other income and expenses presented in the table above are primarily the result of the following:

•	Finance income increased in the current year by approximately $38 related to interest earned on cash and cash equivalents and short-term investments from an increased balance as compared to the prior year.

•	Interest expense and loss on extinguishment of Debenture Units for the year ended December 31, 2023 relates to the Debenture Offering, described further below under Financial Condition, and repaid in the prior year.

•	In the year ended December 31, 2024, the Company recorded an impairment of $3,961 related to its AmpB assets.

•	The foreign exchange gain in the current period of $2,301 is primarily the result of unrealized foreign exchange gains on US denominated cash and cash equivalents and short-term investments. There were foreign exchange losses in the comparative period due to adverse movement in the Canadian-US exchange rate.

Summary of Quarterly Results

The table below is derived from unaudited quarterly results and was prepared by management for the eight previous quarters to December 31, 2024.

	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023
	$	$	$	$	$	$	$	$
R&D Expense	5,529	3,263	4,873	5,938	3,585	2,734	1,565	933
G&A Expense	2,283	1,799	1,806	2,317	2,663	1,754	1,497	732
Other (income) and expenses	(1,706)	3,986	(643)	(1,346)	286	(914)	1,054	-
Net Loss	(6,106)	(9,048)	(6,036)	(6,909)	(6,534)	(3,574)	(4,116)	(1,665)
Loss per Share	(0.06)	(0.08)	(0.05)	(0.06)	(0.06)	(0.03)	(0.05)	(0.04)

R&D expenses increased in 2024, due to clinical costs related to Phase 1 clinical studies and IND enabling and toxicology studies. G&A expenses have also increased in 2024, primarily related to salaries and management fees pertaining to increased staffing required to support expanded operations and advanced stage of developments.

Net loss increased in Q3 2024, because the Company recognized an impairment of $3,916 to fully write down the remaining carrying value of the AmpB intangible asset, $43 pertaining to the investment in NWMT, and $2 related to the call and put options, for a total of $3,961.

Quarter ended December 31, 2024 compared to Quarter ended December 31, 2023

The net loss for the three-months ended December 31, 2024, was $6,106 as compared with a net loss of $6,534 for the three-months ended December 31, 2023. The decrease in the net loss reflects lower non-cash stock-based compensation expense in the current period due to the timing of grants and the related vesting, as well as unrealized foreign exchange gains on US denominated cash and cash equivalents and short-term investments, partially offset by increased R&D activities related to the ongoing phase 1 clinical trial, initiated in the current year and long term toxicology studies.

Research and development expenses increased by $1,944 to $5,529 for the three-months ended December 31, 2024, as compared to $3,585 for the three-months ended December 31, 2023. The increase relates primarily to the clinical trial initiated in the current year as well as ongoing toxicology studies.

General and administrative expenses decreased by $380 to $2,283 for the three-months ended December 31, 2024, as compared with $2,663 for the three-months ended December 31, 2023. This decrease relates primarily to lower non-cash stock-based compensation expenses in the current period due to the timing of grants and the related vesting.

Other income increased by approximately $1,992 to $1,706 for the three-months ended December 31, 2024, as compared with an expense of $286 for the three-months ended December 31, 2023. This increase is primarily the result of unrealized foreign exchange gains on US denominated cash and cash equivalents and short-term investments as well as interest earned on investments.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has devoted its resources to funding R&D programs, including securing intellectual property rights and licenses, conducting discovery research, manufacturing drug supplies, initiating preclinical studies, and providing administrative support to R&D activities, which has resulted in an accumulated deficit of $75,601 as of December 31, 2024. With no current revenues, losses are expected to continue while the Company’s R&D programs are advanced.

We currently do not earn any revenues from our product candidates and are therefore considered to be in the development stage. As required, the Company will continue to finance its operations through the sale of equity or pursue non-dilutive funding sources available to the Company in the future. The continuation of our research and development activities for our muscle regeneration platform is dependent upon our ability to successfully finance and complete our research and development programs through a combination of equity financing and revenues from strategic partners. We have no current sources of revenues from strategic partners. Management has forecasted that the Company’s current level of cash will be sufficient to execute its current planned expenditures for more than the next 12 months without further financing. The Company’s cash and cash equivalents and short-term investments at December 31, 2024 are expected to fund operations through 2026.

Cash Management

At December 31, 2024, the Company had cash and cash equivalents and short-term investments of $69,854, compared with $39,587 at December 31, 2023. Cash utilized in operating activities for the year ended December 31, 2024, was $24,975, compared to the year ended December 31, 2023, of $11,585. Cash provided in financing activities for the year ended December 31, 2024, was $53,485, compared to the year ended December 31, 2023, of $50,429. The Company invests cash in excess of operational requirements in highly rated and liquid investments.

Net working capital was $67,857 as of December 31, 2024, compared to a net working capital of $36,698 as of December 31, 2023. The improvement is due to cash inflows from the December Equity Offering.

Satellos’ main objectives in managing capital are to ensure cash resources are preserved and provide sufficient liquidity to finance research and development activities, ongoing administrative costs and working capital. Since inception, Satellos has financed its operations from private sales of equity, public sales of equity, convertible debt financing, non-convertible debenture financing, government grants and investment tax credits. Since Satellos has not generated net earnings from operations, its ongoing liquidity depends on its ability to access capital markets, which depends on the success of Satellos’ ongoing research and development programs, as well as capital market conditions.

Satellos uses cash flow forecasts to estimate cash requirements and have forecasted that our existing working capital is sufficient to operate the Company and meet our announced goals for the ensuing twelve months. Based on future requirements, Satellos plans to raise capital as required to provide the necessary financial resources for operations. The timing of financings will depend on market conditions and Satellos’ cash requirements. Satellos’ cash flow forecasts are continually updated to reflect actual cash inflows and outflows to monitor the requirements and timing for additional financial resources. Given the volatility of the Canadian and US dollar exchange rate, the Company estimates its US dollar expenses for the year and sets appropriate levels of US dollar cash and cash equivalent balances. By holding US dollars, Satellos remains subject to currency fluctuations which affect its loss and comprehensive loss during any given year.

Satellos will continue to pursue various funding options and opportunities; however, no assurances can be made that Satellos will be successful in raising additional investment capital, to continue as a going concern. Our ability to raise additional funds could be affected by adverse market conditions, the status of our product pipeline, and various other factors and we may be unable to raise capital when needed, or on terms favorable to us. If the necessary funds are not available, we may have to delay, reduce the scope of, or eliminate some of our development programs, potentially delaying the time to market for any of our product candidates.

Debenture Offering in March 2023

On March 24, 2023, the Company completed a non-brokered private placement offering of 2,385 10% unsecured non-convertible debenture units (the “Debenture Units”) and raised gross proceeds of $2,385 (the “Debenture Offering”). Each Debenture Unit was comprised of: (i) $1,000 principal amount of unsecured non- convertible debentures of the Company (the “Debentures”); and (ii) for no additional consideration, such number of Common Shares in the capital of the Company (each whole Common Share, a “Bonus Share”, and collectively, the “Bonus Shares”) as is equal to $100 divided by $0.355, being the closing market price of the Common Shares of the Company on the TSXV on March 15, 2023, rounded to the nearest whole share. The Debentures bear interest on the principal amount at a rate of 10% per annum payable quarterly in arrears in cash and matured on September 24, 2024 (the “Maturity Date”). Accordingly, 671,825 Bonus Shares were issued in connection with the Debenture Units at a value of $0.355. In addition, the Company incurred expenses in the amount of $140, related to the Debenture Offering of which $128 was allocated to debt issuance costs and $12 to share issuance costs. Net proceeds of the Debenture Offering were $2,244 and the effective annual interest rate on the principal of the Debentures was 21.6%.

Effective August 14, 2023, the Company redeemed all the outstanding Debentures and paid a 6% early repayment premium of $143 and recorded a loss of $426 on the debt extinguishment on the consolidated statement of loss and comprehensive loss.

The following table presents the amounts recorded related to the Debenture Offering and its redemption:

$
Proceeds from issuance of Debenture Units on March 24, 2023	2,385
Discount due to Bonus Shares	(238)
Transaction costs	(128)
Interest expense, from March 24, 2023 to August 14, 2024	177
Loss on extinguishment	426
Repayment of interest and principal	(2,622)
Debentures balance December 31, 2023 and December 31, 2024	-

Equity Offering December 2024

On December 20, 2024, the Company completed a public offering (the “December Equity Offering”), issuing 51,420,000 Common Shares at $0.90 per Common Share and 11,865,000 Pre-Funded Warrants with no expiry date and an exercise price of $0.00001 for $0.89999 per Pre-Funded Warrant for gross proceeds of $56,956.

The costs associated with the December Equity Offering were $4,413, including cash costs for commissions to the agents of approximately $3,959, professional fees and regulatory costs of $345, and accrued professional and regulatory fees of $109.

Bloom Burton Securities Inc., (“BBSI”), an entity jointly controlled by a director of Satellos, acted as exclusive agent and book running manager for both the December Equity Offering and the May Equity Offering. See Transactions with Related Parties disclosures below.

Equity Offering May 2023

On May 17, 2023, the Company completed a public offering (the “May Equity Offering”), issuing 70,297,220 Common Shares at $0.50 per Common Share and 39,702,780 pre-funded common share purchase warrants (“Pre-Funded Warrants”) with no expiry date for $0.49999 per Pre-Funded Warrant for gross proceeds of $55,000. Each Pre-Funded Warrant is exercisable for one Common Share at an exercise price of $0.00001 per share.

The costs associated with the May Equity Offering were $5,761 including cash costs for commissions to the agents of approximately $3,693 million, professional fees and regulatory costs of $510 and 7,383,919 compensation warrants to the agents valued at $1,558. Each such compensation warrant is exercisable into one Common Share at an exercise price of $0.50 until expiry on May 17, 2025.

USE OF PROCEEDS

December 2024 Financing

The following table provides an update on the milestones for the Duchenne program and the anticipated use of proceeds raised as part of the December Equity Offering (as previously proposed in the final prospectus dated December 17, 2024, relating to the December Equity Offering (the “December 2024 Prospectus”), along with the amounts actually expended.

Development Milestone	Amount to Spend (as proposed in the Dec 2024 Prospectus)	Adjustments	Costs Incurred to Date	Estimated Remaining Costs
Phase 2 clinical development of SAT-3247	$40,000	-	-	$40,000
General corporate and administrative expenses	$12,470	-	-	$12,470
Total	$52,470		-	$52,470

May 2023 Financing

The following table provides an update on the milestones for the Duchenne program and the anticipated use of proceeds raised as part of the May Equity Offering (as previously proposed in the final prospectus dated May 9, 2023 relating to the May Equity Offering), along with the amounts actually expended.

The Company changed its lead candidate from SAT-3153 to SAT-3247 following preclinical studies that demonstrated SAT-3247 had similar capacity to affect stem cell polarity, enhance muscle regeneration, and improve muscle force in the mdx mouse model of Duchenne but also exhibited improved oral bioavailability, target specificity, and tissue distribution, when compared directly to SAT-3153. SAT-3153 will serve as a back-up candidate to SAT-3247.

Development Milestone	Estimated Completion	12/31/2024 Status	Amount to Spend	Adjustments	Estimated Remaining Costs
Complete CMC Activities and GMP Manufacturing	September 2024	This work was initiated during Q3 2023 and is COMPLETE as of September 30, 2024.	$3,000	$2,217	$-
Complete prescribed IND enabling studies and Preparation of IND/CTA Submissions	September 2024	The work on the Pre-Clinical Package is COMPLETE for SAT-3247 as of September 30, 2024 and was incorporated into the regulatory submission made July 10, 2024 to initiate a Phase 1 clinical trial for which the first participant was dosed in Q3, 2024.	$10,500	$(48)	$-
Further Discovery research on new drug targets/indications	Discovery Work ongoing as of Sept 2025	Further discovery work on new drug targets and disease indications is ongoing and is expected to be completed by September 2025. ON TRACK	$2,500	$(200)	$360
Phase 1 Clinical Studies	September 2025	The Company initiated enrollment in the Phase 1a safety study comprised of SAD and MAD stages in healthy volunteers in September 2024 and completed enrolment in Q1 2025. COMPLETE The Company initiated a Phase 1b PK study in Adult Duchenne patients in Q4 2024 and is expected to be complete in Q2 2025. A Phase 2 study will be initiated in 2025. ON TRACK.	$16,500	$(1,969)	$9,104
G&A			$17,050	-	$6,739
Total			$49,550	-	$16,203

These estimated timelines and costs set out in the table above), reflect management’s best estimates and assume successful completion of manufacturing activities, preclinical and toxicology studies showing safety and efficacy, regulatory approvals, and timely recruitment of patients once clinical trials may begin.

Adjustments were made to the originally proposed allocations as actual CMC costs were higher than planned due to additional work needed on drug formulation and on development of the manufacturing process. These costs were offset by efficient progress related to the preclinical work required to prepare and submit the initial regulatory package for SAT-3247. These adjustments will not impact the Company’s ability to achieve its stated business objectives and milestones.

License Agreements

Ottawa Hospital Research Institute (“OHRI”)

Effective May 1, 2018, Satellos and OHRI entered into the OHRI License Agreement whereby OHRI granted Pre-Arrangement Satellos an exclusive, world-wide, sublicensable, royalty bearing right and license to a body of technology and patents comprised of five patent families to develop, make, have made, import, use, offer for sale, sell and have sold or otherwise commercialize licensed products. At the same time the parties entered into a sponsored research agreement, during the term of which OHRI has agreed to carry out specific research and development activities according to a prescribed statement of work, as may be amended from time to time, under the direction of the Company’s co-founder, Dr. Michael A. Rudnicki (the “OHRI SRA”). Under the OHRI SRA, Dr. Rudnicki leads a dedicated R&D team who are engaged solely to execute the agreed R&D program of Satellos, under his direction and as defined in the statement of work.

University of British Columbia

On July 27, 2007, iCo entered into an option agreement with UBC which granted an option to negotiate a license for the exclusive rights to the Oral Amp B Delivery System to be used for potential systemic fungal infections. iCo exercised the option on February 26, 2008 and on May 6, 2008 signed the UBC License Agreement. In consideration for the UBC License Agreement, iCo paid UBC an initial license fee of $20,000 and was required to pay annual fees to UBC for maintaining the license until such time as an NDA for the Oral Amp B Delivery System is approved by the FDA or other regulatory body. During the year ended December 31, 2024, the parties mutually agreed to terminate the UBC license agreement.

Long-Term Obligations and Other Contractual Commitments

The Company enters into contracts in the normal course of business, including for research and development activities. As at December 31, 2024, in addition to amounts that have been recognized in accounts payable and accrued liabilities, the Company has commitments for research and development activities in the amount of $4,947, most cancellable with notice. These commitments include agreements related to the conduct of long-term toxicology and a clinical study.

	Payments Due by Period
	Total	Less than 1 year	1 -3 years	4 – 5 years	After 5 years
Purchase obligations	$4,947	$4,693	$254	nil	nil

The Company may be required to make annual, milestone, royalty, and other research and development funding payments to OHRI under the OHRI SRA and the OHRI License. These payments are contingent upon the achievement of specific development, regulatory and/or commercial milestones. The Company’s significant contingent milestone, royalty and other research and development commitments are as follows:

●	Royalties on net sales of any products covered by patents licensed from OHRI (“Licensed Products”) of 1% or 2% (depending on which patents cover a particular product), during the period when the applicable patents have valid, unexpired claims, subject to certain royalty stacking provisions;

●	The following payments to OHRI may be triggered by specified events:

o	$50 - each time a Licensed Product is the subject of an approved IND in the US or equivalent in any other industrialized country (maximum one payment per new drug candidate);

o	$150 - each time a Licensed Product first enters Phase II human clinical trials in the US or equivalent in any other industrialized country (maximum one payment per new drug candidate);

o	$300 - each time a Licensed Product first enters Phase III human clinical trials in the US or equivalent in any other industrialized country (maximum one payment per new drug candidate); and

o	$1,000 - each time a Licensed Product is the subject of a regulatory approval in the US (such as NDA and BLA) or equivalent in any other industrialized country (maximum one payment per new drug candidate).

●	2% of sublicensing income received by Satellos from the grant of sublicenses.

During the year ended December 31, 2024, the Company made a milestone payment of $50 upon the approval of an Investigational New Drug (IND) application for SAT-3247, in accordance with the agreement.

TRANSACTIONS WITH RELATED PARTIES

The following related parties have engaged in transactions with the Company during the years ended December 31, 2024 and December 31, 2023.

(1)	BBSI - an entity that is jointly controlled by Brian Bloom, a director of the Company.

BBSI acted as lead agent the May Equity Offering and December Equity Offering. Related to the May Equity Offering, the Company issued 6,560,474 compensation warrants, paid $3,300 in commissions and reimbursed BBSI for $176 in legal and related fees. Related to the December Equity Offering on December 17, 2024, the Company paid $3,960 in commission and reimbursed BBSI for $141 in legal and related fees.

The Company engaged BBSI in a consulting agreement in November of 2022. The Company recorded $60 during the year ended December 31, 2023 for work completed under this agreement. This agreement has been completed and there were no amounts owing to BBSI as of December 31, 2023 or December 31, 2024.

(2)	William Jarosz

Mr. Jarosz, previously the Chief Executive Officer of iCo, the entity Satellos completed a reverse takeover with on August 13, 2021, and now a Director of the Company, provided consulting services to iCo that were unpaid as of the date of the reverse takeover and this liability was assumed by Satellos. Following the reverse takeover, Mr. Jarosz provided consulting services to Satellos. During the year ended December 31, 2024, the Company fully settled the outstanding balance of $706. The following table presents the related party transactions between Mr. Jarosz and the Company:

$
Liability assumed by Company from iCo upon closing of reverse take-over, August 13, 2021	382
Director and consulting services provided to the Company	455
Partial settlement of liability with purchase of Units in the September 13, 2022 financing	(131)
Balance at December 31, 2023	706
Less, full settlement of liability with cash payment	706
Balance at December 31, 2024	-

(3)	Key management personnel

Key management personnel consists of the Company’s Chief Executive Officer, Chief Scientific Officer, former Chief Medical Officer, Chief Technology Officer, Chief Financial Officer and the Directors of the Corporation. The remuneration of key management personnel is as follows:

	Year ended December 31, 2024	Year ended December 31, 2023
	$	$
Salaries and management fees	3,164	2,554
Stock-based compensation	1,489	1,725
	4,653	4,279

OFF-BALANCE SHEET ARRANGEMENTS

Satellos has not entered into any material off-balance sheet arrangements.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Satellos is exposed to various risks through its financial instruments as at December 31, 2024. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

Credit risk arises from cash and cash equivalents and short-term investments held at banks and financial institutions, as well as outstanding receivables. In the year ending December 31, 2024, the Company invested its excess cash in interest-bearing operating accounts held at a Schedule 1 Canadian bank and in US government treasury bills. The Company limits its exposure to credit risk, with respect to cash and cash equivalents and short-term investments, by placing them with high quality credit financial institutions. The Company's cash equivalents and short-term investments consist primarily of operating funds, US government treasury bills, deposit investments and guaranteed investment certificates with commercial banks.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet cash flow requirements associated with financial instruments. The Company controls liquidity risk through management of working capital, cash flows and the availability and sourcing of financing. The Company’s ability to accomplish all of its future strategic plans is dependent on obtaining additional financing or executing other strategic options; however, there is no assurance the Company will achieve these objectives. As at December 31, 2024, the Company’s liabilities consist of accounts payable and accrued liabilities that have contracted maturities of less than one year.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and equity prices. These fluctuations may be significant.

a)	Foreign Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The exposure to this risk changes as the exchange rate fluctuates. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar, primarily expenses for research and development incurred in US dollars. The Company manages foreign exchange risk by maintaining US dollars in cash on hand to fund its short-term foreign currency expenditures. Balances held in foreign currencies, presented in Canadian dollars are as follows:

	As at December 31, 2024
	US $	Australian $	Euro €	Canadian $	Total $
Cash and cash equivalents	35,752	488	-	21,419	57,659
Short-term investments	7,195	-	-	5,000	12,195
Accounts payable and accrued liabilities	(3,584)	(473)	(348)	(750)	(5,155)
Total	39,363	15	(348)	25,669	64,699

	As at December 31, 2023
	US $	Australian $	Euro €	Canadian $	Total $
Cash and cash equivalents	21,852	2	-	213	22,067
Short-term investments	17,520	-	-	-	17,520
Accounts payable and accrued liabilities	(1,417)	(79)	-	(2,128)	(3,624)
Total	37,955	(77)	-	(1,915)	35,963

Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or decrease in loss and comprehensive loss for the year ended December 31, 2024, of $3,936 (December 31, 2023 - $3,795).

Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the Euro would result in an increase or decrease in loss and comprehensive loss for the year ended December 31, 2024, of $35 (December 31, 2023 – nil).

b)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company holds its cash and cash equivalents and short-term investments in banks and financial institutions, and manages its interest rate risk by holding cash in high yield savings accounts or highly liquid short-term investments.

c)	Fair Value

Financial assets and liabilities are recognized on the statement of financial position at amortized cost in a hierarchy that is based on significance of the inputs used in making the measurements. The levels in the hierarchy are:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

•	Level 3 – Inputs for the asset or liability that are not based on observable market data (i.e., unobservable inputs)

At December 31, 2024, the Company's financial instruments included cash and cash equivalents and short-term investments, accounts receivable, and accounts payable and accrued liabilities.

Due to the short-term maturities of cash and cash equivalents and short-term investments, accounts receivable, and accounts payable and accrued liabilities, the carrying amounts approximate fair value at the respective statement of financial position date. There were no transfers of financial assets or liabilities held at fair value between levels during the years ended December 31, 2024 and 2023. At December 31, 2023 the derivative financial instruments, net were considered level 3 in the fair value hierarchy.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of our consolidated financial statements in accordance with IFRS Accounting Standards requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The reported amounts and note disclosures reflect management’s best estimate of the most probable set of economic conditions and planned course of actions. Actual results may differ from these estimates. In preparing these consolidated financial statements, the significant judgements made by management in applying our accounting policies and key sources of estimation uncertainty are disclosed in the consolidated financial statements for the years ended December 31, 2024 and 2023.

Refer to the consolidated financial statements for the years ended December 31, 2024 and 2023 for discussions on our material accounting policies and estimates that are most important in assessing, understanding and evaluating our consolidated financial statements.

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company has implemented a system of internal controls that it believes adequately protects the assets of the Company and is appropriate for the nature of its business and the size of its operations. The internal control system was designed to provide reasonable assurance that all transactions are accurately recorded, that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards and that our assets are safeguarded.

Internal control over financial reporting means a process designed by or under the supervision of the Chief Executive Officer and the Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

These internal controls include disclosure controls and procedures designed to ensure that information required to be disclosed by the Company is accumulated and communicated as appropriate to allow timely decisions regarding required disclosure.

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

As of December 31, 2024, the Company’s management assessed the effectiveness of our internal control over financial reporting and disclosure controls and procedures using the Committee of Sponsoring Organizations of the Treadway Commission’s 2013 framework. Based on their evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that these controls and procedures are effective.

OUTSTANDING SHARE DATA

As of the date of this MD&A, the Company had the following issued and outstanding securities:

Security	Number
Common shares	165,819,872
Prefunded Warrants	51,567,780
Warrants	10,726,111
Stock options	13,879,859

RISKS AND UNCERTAINTIES

We are a development stage biopharmaceutical company that operates in an industry that is dependent on a number of factors that include the capacity to raise additional capital on reasonable terms, obtain positive results of clinical trials, obtain positive results of clinical trials without serious adverse or inappropriate side effects, and obtain market acceptance of its product. An investment in our Common Shares is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in our AIF, as well as our other public filings with the securities regulators before investing in our Common Shares. If any of such described risks occur, or if others occur, our business, operating results and financial condition could be seriously harmed, and investors may lose a significant proportion of their investment. There are important risks which management believes could impact our business. For information on risks and uncertainties, please refer to the “Risk Factors” section of our most recent AIF filed on SEDAR+ at www.sedarplus.ca.

ADDITIONAL INFORMATION

Additional information related to Satellos, including the AIF, is available by accessing the Company’s SEDAR+ profile at www.sedarplus.ca.